UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Board of Directors appoints Kent Thexton as President & CEO and Robin Abrams as Chair

Thexton brings extensive global expertise in both cellular wireless and IoT to accelerate the Sierra Wireless IoT Device-to-Cloud strategy

Vancouver, Canada - October 16, 2018 - Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Kent Thexton has been appointed to the position of President & Chief Executive Officer of the company. Mr. Thexton has been serving as interim President & CEO since May 31st, 2018 and will assume the permanent role on November 1, 2018.

Mr. Thexton brings a wealth of knowledge and leadership experience in the cellular wireless and IoT industries as well as venture capital technology investing. He held prominent roles as Founding Chief Marketing Officer and board member of O2 plc in the U.K. (now part of Telefonica); the Chief Operating Officer of Rogers Cantel in Canada; and he co-founded a Mobile Virtual Network Operator (MVNO) business in the U.S. Mr. Thexton has spent the past five years in Canada as Managing Partner at OMERS Ventures and Co-founder and General Partner at ScaleUp Ventures.

On accepting his role as President & CEO, Mr. Thexton commented: “I am passionate about Sierra Wireless’s global leadership opportunity and honored to lead the company on a permanent basis. For the past four months, in my interim role, I experienced the strong position Sierra Wireless has in the global market and the major opportunity ahead with its strengthening service and solutions business. With dynamic evolutions in the IoT market, I am certain that a clear, aggressive strategy for the company is critical in directing our resources towards key growth opportunities.”

In addition, Robin Abrams, who has served on the company’s board since 2010, has been appointed by the Board of Directors to be the new Chair replacing Mr. Thexton who joined the board in March 2005 and has served as Chair since February 2016. Mr. Thexton will continue to serve as a director on the company’s board.

In her new role, Ms. Abrams brings more than 30 years of experience in the technology industry having held key management positions for some of the world’s most high-profile technology companies, including Apple, VeriFone, and Palm Computing. Ms. Abrams is currently an active director on three other Boards of U.S. based technology companies.

“I am pleased to accept the role of Chair of the Board,” said Ms. Abrams. “Sierra Wireless is in an enviable market position, and I firmly believe we have the right strategy and leadership in place to realize the company’s potential.”

The appointment of both Mr. Thexton and Ms. Abrams comes as Sierra Wireless is accelerating its device-to-cloud strategy, including:

•leveraging its global leadership in IoT modules and gateways into fully integrated IoT solutions,
•embracing the latest generation of cellular Low Power Wide Area (LPWA) technologies,
•deploying eSIMs to provide customers with a simple, scalable and flexible IoT solutions, and
•driving a 5G technology roadmap that accelerates the company’s IoT leadership.

Mr. Thexton will be concluding his role as General Partner at ScaleUp Ventures prior to his November 1st start date as President & CEO of Sierra Wireless.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “Legato” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the risk factors discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Contact:

Media: Kim Homeniuk +1 604 233 8028 khomeniuk@sierrawireless.com	Investors: David Climie +1 604 231 1137 dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 16, 2018